# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransAlta Corp, CIK 0001144800
CUSIP: 89346D107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1400, 1100 - 1st Street S.E., Calgary, Alberta Canada (A0), T2G 1B1
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001193125-20-059030
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the Issuer's quarterly report for the period ending September 30, 2024, filed on Form 6-K on November 5, 2024 (the "2024 Q3 Interim Report").
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- EAGLE CANADA COMMON HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 10,316,598; sole dispositive power 0; shared dispositive power 10,316,598; aggregate amount beneficially owned 10,316,598 (3.5% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIF IV EAGLE NR CARRY LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 16,606,747; sole dispositive power 0; shared dispositive power 16,606,747; aggregate amount beneficially owned 16,606,747 (5.6% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIF IV LTIP CANADA SPLITTER LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,606,747; sole dispositive power 0; shared dispositive power 16,606,747; aggregate amount beneficially owned 16,606,747 (5.6% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIF IV CDN SPLIT LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIF IV CDN GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIF IV CDN GP LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BROOKFIELD INFRASTRUCTURE GROUP LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.
- BIG TIMBER HOLDINGS L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Manitoba Canada (A2); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,923,345; sole dispositive power 0; shared dispositive power 26,923,345; aggregate amount beneficially owned 26,923,345 (9% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate 298,500,000 outstanding common shares of the Issuer as of September 30, 2024, as set forth in the 2024 Q3 Interim Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: TransAlta Corp
Address of issuer's principal executive offices: 1400, 1100 - 1st Street S.E., Calgary, Alberta Canada (A0), T2G 1B1
Comment:
EXPLANATORY NOTE:

This Amendment No. 6 (this "Amendment No. 6") to Schedule 13D is being filed by the Reporting Persons to amend the original Schedule 13D, as amended through Amendment No. 5 thereto (the "original Schedule 13D") to reflect the disposition by Eagle Canada Common Holdings LP and BIF IV Eagle NR Carry LP (collectively, the "Purchaser Reporting Persons") of an aggregate 8,600,000 common shares (the "Common Shares") in the capital of TransAlta Corporation (the "Issuer"), as described in Item 4 of this Amendment No. 6.

Information reported and defined terms used in the original Schedule 13D remain in effect, unless they are amended or superseded by information or defined terms contained in this Amendment No. 6. Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

The Purchaser Reporting Persons disposed of an aggregate 8,600,000 Common Shares in a block trade pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, for aggregate cash proceeds of approximately C$168,990,000 (excluding brokerage commission), at a price of C$19.65 per Common Share.

The disposition of the Common Shares reported in this Amendment No. 6 more closely aligns the Reporting Persons' aggregate share ownership with certain thresholds under the Investment Agreement. Although the Reporting Persons have no current specific plan or proposal for further dispositions of the Common Shares, the Reporting Persons also may, at any time and from time to time, subject to compliance at all relevant times with the Investment Agreement, A&R Margin Loan Agreement and regulatory requirements and applicable securities laws, terminate in whole or in part, dispose of or distribute some or all of their Common Shares or such other securities they own or may subsequently acquire, depending on various factors, including the price of the Common Shares, terms and conditions applicable to any potential transaction, liquidity and diversification objectives of the Reporting Persons and such other factors that the Reporting Persons deem relevant at any time or from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a) and (b) of Item 5 of the original Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Amendment No. 6 relates is 26,923,345 Common Shares, constituting approximately 9.0% of the Issuer's currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate 298,500,000 Common Shares of the Issuer outstanding as of September 30, 2024 based on Issuer's 2024 Q3 Interim Report, filed on Form 6-K dated November 5, 2024.

(i) Brookfield

(a) Brookfield may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(ii) BAM Partnership

(a) BAM Partnership may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(iii) Eagle Canada

(a) Eagle Canada may be deemed the beneficial owner of 10,316,598 Common Shares, constituting a percentage of approximately 3.5%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 10,316,598 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 10,316,598 Common Shares

(iv) BIF IV Eagle

(a) BIF IV Eagle may be deemed the beneficial owner of 16,606,747 Common Shares, constituting a percentage of approximately 5.6%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 16,606,747 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 16,606,747 Common Shares

(v) BIF IV LTIP

(a) BIF IV LTIP may be deemed the beneficial owner of 16,606,747 Common Shares, constituting a percentage of approximately 5.6%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 16,606,747 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 16,606,747 Common Shares

(vi) BIF IV Cdn

(a) BIF IV Cdn may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(vii) BIF IV Cdn GP

(a) BIF IV Cdn GP may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(viii) BIF IV Cdn GP Ltd.

(a) BIF IV Cdn GP Ltd. may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(ix) BIGL

(a) BIGL may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares

(x) BIG Timber Holdings L.P.

(a) BIG Timber Holdings L.P. may be deemed the beneficial owner of 26,923,345 Common Shares, constituting a percentage of approximately 9.0%

(b) Sole voting power to vote or direct vote: 0 Common Shares
Shared voting power to vote or direct vote: 26,923,345 Common Shares
Sole power to dispose or direct the disposition: 0 Common Shares
Shared power to dispose or direct the disposition: 26,923,345 Common Shares
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 6 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Section (c) of Item 5 of the original Schedule 13D is hereby amended and restated as follows:

The transactions described in Item 4 and Schedule V filed herewith, which is incorporated herein by reference, describes all of the transactions in Common Shares of the Issuer that were effected in the past 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Schedule I
Exhibit 99.2 Schedule II
Exhibit 99.3 Schedule III
Exhibit 99.4 Schedule IV
Exhibit 99.5 Schedule V

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (01/08/2025)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (01/08/2025)
- EAGLE CANADA COMMON HOLDINGS LP: by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD., /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BIF IV EAGLE NR CARRY LP: by its general partner BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP,, by its general partner BIF IV CDN GP LTD., /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BIF IV LTIP CANADA SPLITTER LP: by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD., /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BIF IV CDN SPLIT LP: by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD., /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BIF IV CDN GP LP: by its general partner BIF IV CDN GP LTD., /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BIF IV CDN GP LTD.: /s/ Adrienne Moore, Adrienne Moore, Managing Director (01/08/2025)
- BROOKFIELD INFRASTRUCTURE GROUP LIMITED: /s/ Carl Ching, Carl Ching, Senior Vice President (01/08/2025)
- BIG TIMBER HOLDINGS L.P.: by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED, /s/ Carl Ching, Carl Ching, Senior Vice President (01/08/2025)